SECURI[barcode] IISSION

06005204

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RECEIVED PROCESSING 2006 SECTION 213 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8 - 66523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/05/04 (Inception) (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Base Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1233 West Loop South, Suite 1275
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ricardo de la Garza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Base Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CELINA SANCHEZ
My Commission Expires
June 29, 2008

Celina Sanchez
Notary Public

Signature

Ricardo de la Garza FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASE SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2005

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Base Securities, LLC

We have audited the accompanying statement of financial condition of Base Securities, LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the period from February 5, 2004 (inception) to December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Base Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the period from February 5, 2004 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 15, 2006

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

BASE SECURITIES, LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 119,414
Commissions receivable	70,282
Clearing deposit	100,000
Deposit with FCM	20,000
Prepaid expenses	1,500
Property and equipment, net	1,361
TOTAL ASSETS	$ 312,557

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable	$ 3,609
Members' Equity	308,948
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 312,557

See notes to financial statements.

BASE SECURITIES, LLC
Statement of Income
Period from February 5, 2004 (Inception) to December 31, 2005

Revenue	
Securities commissions	$ 170,391
Commodities commissions	550
Interest income	5,080
TOTAL REVENUE	176,021
Expenses	
Compensation and related costs	202,430
Clearing and other charges	5,705
Communications	29,270
Regulatory fees	13,145
Occupancy and equipment	7,048
Professional fees	103,055
Organization and startup costs	20,065
Other expenses	37,355
TOTAL EXPENSES	418,073
NET LOSS	$ (242,052)

See notes to financial statements.

BASE SECURITIES, LLC
Statement of Changes in Members' Equity
Period from February 5, 2004 (Inception) to December 31, 2005

Members' equity, February 5, 2004 (Inception)	$ -
Members' contributions	551,000
Net loss since inception	(242,052)
Members' equity, December 31, 2005	$ 308,948

See notes to financial statements.

BASE SECURITIES, LLC
Statement of Cash Flows
Period from February 5, 2004 (Inception) to December 31, 2005

Cash flows from operating activities:	
Net loss	$ (242,052)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	340
Change in assets and liabilities	
Increase in commissions receivable	(70,282)
Increase in clearing deposit	(100,000)
Increase in deposit with FCM	(20,000)
Increase in prepaid expenses	(1,500)
Increase in accounts payable	3,609
Net cash used in operating activities	(429,885)
Cash flows from investing activities:	
Purchase of property and equipment	(1,701)
Cash flows from financing activities:	
Members' contributions	551,000
Net increase in cash	119,414
Cash at beginning of period	0
CASH AT END OF PERIOD	$ 119,414

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Base Securities, LLC (Company) was organized on February 5, 2004 as a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker/dealer in securities, which became effective June 17, 2004. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is registered as an introducing broker with the Commodities Futures Trading Commission (CFTC). The Company's customers are primarily high net worth individuals located in Mexico.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes.

Security Transactions

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Commodities Transactions

The Company introduces all customers on a fully disclosed basis to a futures commission merchant (FCM) and promptly transmits all customer funds to the FCM. The FCM carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a FCM.

Commodity transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker Dealer and FCM

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

The agreement with the FCM requires the Company to maintain a minimum of $20,000 as a deposit in an account with the FCM.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodity Futures Trading Commission Act of 1974, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $285,537 and $100,000, respectively. The Company's net capital ratio was .01 to 1.

Note 4 - Property and Equipment

Property and equipment consists of office equipment at a cost of $1,701, less accumulated depreciation of $340. Depreciation expense for the period totaled $340 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The Company files its income tax return using the cash basis method of accounting. The Company has a net operating loss carry forward of approximately $308,000, which begins expiring in 2024 and future taxable income related to the cash basis method of accounting of $68,000. The net operating loss carry forward and future taxable income related to the cash basis method of accounting create a net deferred tax asset of approximately $36,000; however, the entire amount has been offset by valuation allowance.

Note 6 - Office and Administrative Services Agreement

The Company entered into an office and administrative services agreement (Agreement) with a third party (Service Company) effective February 15, 2005. The Agreement allows the Service Company to provide management and back office services, personal property and office space for the Company and to and incur general expenses for benefit of the Company. Amounts reimbursed to the Service Company totaled $10,000 for the period ended December 31, 2005. The Agreement has an initial one year term and shall be automatically for successive one year terms unless terminated by either party upon thirty days written notice.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company is responsible for the credit risk of the customers it introduces to, and which are carried on a fully disclosed basis on the books of, its clearing FCM. The Company's customers are primarily individual investors. To reduce its risk, the Company requires its customers to meet, at a minimum, the greater of the margin requirements established by each of the exchanges at which contracts are traded or the margin requirement established by its clearing FCM. Margin is a good faith deposit from the customer which reduces risk to the Company of failure on behalf of the customer to fulfill any obligations under these contracts. In addition, the Company monitors its exposure to the risk of loss daily on an account-by-account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2005, were adequate to minimize the risk of material loss which could be created by positions held at that time.

Cash held at December 31, 2005 exceeded the federally insured limit by $19,414; however, this at risk amount is subject to significant fluctuations on a daily basis.

The Company has commissions receivable and clearing deposit held by or due from the Company's clearing broker/dealer totaling of $169,732, or approximately 54%, of its total assets.

Schedule I

BASE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2005

Total members' equity qualified for net capital	$ 308,948
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	550
Deposit with FCM	20,000
Prepaid expenses	1,500
Property and equipment, net	1,361
Total deductions and/or charges	23,411
Net Capital	$ 285,537
Aggregate indebtedness	
Accounts payable	$ 3,609
Total aggregate indebtedness	$ 3,609
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 185,537
Ratio of aggregate indebtedness to net capital	.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2005 as filed by Base Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Base Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Base Securities, LLC (the Company) for the period June 17, 2004 (effective date of SEC registration) to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 15, 2006